SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant’s name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens J3 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. dated September 6, 2007 announcing Appointment of Stephen T. Leonard as Vice President of Americas.

Exhibit 1

CONTACTS:
Ziad Nakhleh	E. Nikolas Tavlarios	Investor Relations:
Chief Financial Officer	President	Leon Berman, Principal
(011) 30-210-458-6200	(212) 763-5659	The IGB Group
znakhleh@ampni.com	ntavlarios@ampni.com	(212) 477-8438

Aegean Marine Petroleum Network Inc. Announces Appointment of
 Stephen T. Leonard as Vice President of Americas

PIRAEUS, Greece, September 6, 2007 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea, today announced that, effective September 7, 2007, Stephen T. Leonard will join the company, as Vice President of Americas.  In the new position, Mr. Leonard, 46, will focus on corporate and global business development, in line with Aegean’s strategy to expand into new markets.

Mr. Leonard, a veteran of the marine fuels business, started his career with the NJ Vardinoyannis Group where he spent 12 years, most notably as Vice President of Florida Fuels. Over the past 13 years he was a Senior Vice President and Regional Director of the Miami based re-seller, World Fuel Services.

E. Nikolas Tavlarios, President, commented, “We are very excited to have Stephen join Aegean.  He brings with him an impressive resume that includes more than 24 years of experience in the marine fuel supply logistics industry, petroleum trading, storage and supply, strategic planning, business operations, and business integration.”

Mr. Leonard added, “I am thrilled to join Aegean. This is a unique opportunity to join a company that is a leader in employing a new integrated approach in the marine fuels supply industry.  Aegean is committed to providing top quality service through managing the supply chain from procurement to delivery. Aegean’s focus on quality has resulted in a strong brand and lasting relationships with customers.”

Mr. Leonard will be based in Miami, Florida where he will head Aegean’s new office. Miami serves as an important and strategic hub for a significant number of customers extending throughout the Americas and is expected to play an important role in Aegean’s marketing and business development activities.

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources.  Through its service centers in Greece, Gibraltar, Singapore, Jamaica and the United Arab Emirates, the Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: September 7, 2007	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

SK 23250 0002 808482